UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

AFFINITY GAMING

(Name of Issuer)

Common Units

(Title of Class of Securities)

N/A

(CUSIP Number)

Jonathan Schmugge

c/o Z Capital Partners, L.L.C.

Two Conway Park

150 Field Drive, Suite 300

Lake Forest, IL 60045

(847) 235-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Preliminary Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1, filed with the SEC on November 26, 2012 (“Amendment No. 1”), and Amendment No. 2, filed with the SEC on February 5, 2013 (“Amendment No. 2” and, together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 3, the “Schedule 13D”), by each of the following persons (collectively, the “Reporting Persons”): Z Capital Partners, L.L.C. (“Z Capital”); Zenni Holdings, LLC; Z Capital Special Situations Adviser, L.P.; Z Capital Special Situations Fund GP, L.P.; Z Capital Special Situations Fund UGP, L.L.C.; and James J. Zenni.

In filing this Amendment No. 3, the Reporting Persons reserve their legal rights to challenge the terms of the Corporate Conversion (as defined in Amendment No. 2) and other actions recently taken by Affinity Gaming (known as Affinity Gaming, LLC prior to the purported Corporate Conversion, and hereinafter, the “Issuer”), including the purported conversion of Common Units of Affinity Gaming, LLC into Common Shares of the Issuer and the adoption and terms of the Rights Agreement (as defined in Amendment No. 2).  In this Schedule 13D, the equity securities of the Issuer are described as “Common Shares,” and the Issuer is described as a Nevada Corporation solely for convenience.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On February 10, 2013, Z Capital delivered a letter to the Board of Directors of the Issuer (the “Proposal Letter”) in which it submitted a non-binding proposal to acquire all of the outstanding Common Shares of the Issuer not already owned by Z Capital for $14.00 per Common Share, subject to limitations and conditions set forth in the Proposal Letter.

The foregoing description of the Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal Letter filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Proposal Letter and is incorporated herein by reference.  A copy of the Proposal Letter is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint filing agreement (incorporated by reference to exhibit 99.1 to Amendment No. 1 to Schedule 13D, filed on November 26, 2012).

99.6	Letter from Z Capital Partners, L.L.C. to the Board of Directors of Affinity Gaming, dated February 10, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2013

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni
Name: James J. Zenni
Title: President

ZENNI HOLDINGS, LLC

By:	/s/ James J. Zenni
Name: James J. Zenni
Title: Sole Owner

Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.
By: Z Capital Partners, L.L.C., General Partner

By:	/s/ James J. Zenni
Name: James J. Zenni
Title: President

Z CAPITAL SPECIAL SITUATIONS FUND GP, L.P.
By: Z Capital Special Situations UGP, L.L.C., General Partner
By: Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni
Name: James J. Zenni
Title: President

Z CAPITAL SPECIAL SITUATIONS FUND UGP, L.L.C.
By: Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni
Name: James J. Zenni
Title: President

JAMES J. ZENNI

By:	/s/ James J. Zenni